AmpliTech Group, Inc.

155 Plant Avenue

Hauppauge, NY, 11788

(631) 521-7831

July 20, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	AmpliTech Group, Inc.
Post-Effective Amendment to Form S-1 (the “Amendment”) Filed June 30, 2022 File No. 333-251260

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AmpliTech Group, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Amendment so that such Amendment will become effective as of 4:30 PM Eastern Time, July 22, 2022, or as soon as practicable thereafter.

Very truly yours, AmpliTech Group, Inc.

By:	/s/ Fawad Maqbool
Fawad Maqbool
Chief Executive Officer